Exhibit 99.E
RECENT DEVELOPMENTS
     The information included in this section supplements the information about Uruguay corresponding to the headings below that are contained in Exhibit D to Uruguay’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2005. To the extent that the information included in this section differs from the information set forth in the annual report, you should rely on the information in this section.
The Economy
     Gross Domestic Product and Structure of the Economy
     According to preliminary figures, real gross domestic product (“GDP”) grew 7.2% for the first quarter of 2006, as compared to the same period in 2005. While practically all sectors of the economy experienced increases, the largest increases were in the construction and manufacturing sectors. On a seasonally-adjusted basis, real GDP rose 1.5% in the first quarter of 2006, as compared with the fourth quarter of 2005, with the largest increases in the transport, storage and communications and the manufacturing sectors.
     The manufacturing sector grew 18.1% in the first quarter of 2006 as compared to the same period in 2005, stimulated by increasing external demand, in particular related to foodstuff, machinery and chemicals. In the first quarter of 2006, construction grew 16.1% prompted by private investment in woodpulp mills in Rio Negro and housing in Maldonado, while transports, storage and communications grew 9.6% and commerce, restaurants and hotels grew 9.1%. The agricultural and livestock sector, on the other hand, only grew 0.4% reflecting reduced surface of rice plantations, lower returns on wheat and a lower level of investment in orchards compared to record levels in 2005. The decline in agricultural activity was offset by growth in the livestock sector. Electricity, gas and water production increased only by 1.9%, restricted by the limits on the hydraulic generating capacity which required energy imports energy during the first three months of the year.
     Principal Sectors of the Economy
     The following table sets forth the components of Uruguay’s GDP and their respective growth rates for the periods indicated. The percentage figures included in the table below are based on 1983 prices to eliminate distortions introduced by changes in relative prices.
Change in Gross Domestic Product by Sector
(% change from previous year, 1983 prices)

					Jan-
					March
	2002	2003	2004(1)	2005(1)	2006
Agriculture, livestock and fishing	5.1%	10.6%	10.6%	3.2%	0.4%
Mining	(37.6)	14.1	7.2	4.4	N/A
Manufacturing	(13.9)	4.7	20.8	9.5	18.1
Electricity, gas and water	(0.6)	(7.4)	1.8	6.5	1.9
Construction	(22.0)	(7.1)	7.5	4.7	16.1
Commerce, restaurants and hotels	(24.5)	(1.0)	21.3	11.6	9.1
Transportation, storage and communications	(9.1)	3.1	11.5	10.9	9.6
Real estate, business, financial and insurance services	(0.9)	(5.3)	(1.7)	(3.4)	N/A
Other services(2)	(3.3)	0.7	3.2	1.4	2.9 (3)

Total GDP	(11.0)	2.2	11.8	6.6	7.2

N/A =	not available

(1)	Preliminary data.

(2)	Includes public sector services and other services.

(3)	Includes mining, real estate, business, financial and insurance services.
Source: Banco Central.

     Employment and Labor
     The continued recovery of economic activity in Uruguay during the first quarter of 2006 supported a further decrease in the nationwide unemployment rate, which fell from an average of 12.2% in 2005, to 11.2% as of April 2006.
     The increase in real wages that started during the third quarter of 2004 continued in 2005 and the beginning of 2006, showing an increase of 5.4% during the first five months of 2006 when compared to the same period of 2005. Public sector wages increased by 4.8%, while private sector wages increased by 5.8%.
Balance of Payments and Foreign Trade
     Balance of Payments
     Uruguay’s balance of payments registered an overall surplus of US$ 1,046 million on an annual basis, measured as of March 2006, principally as a result of a strong increase in direct foreign investment, which reached US$ 1,055 million during that period. The current account showed a deficit of US$ 33 million for the twelve months ended March 30, 2006. Exports of goods and services totaled US$ 5,214 million, of which services represented approximately US$ 1,300 million. Imports of goods and services totaled US$ 4,800 million, of which services represented approximately US$ 859 million.
     In terms of merchandise exports, preliminary figures for the twelve month period ended April 2006 show an increase of 14.1%, as compared to the twelve month period ended April 2005. Total imports, in turn, increased 22% as of May 2006, with a strong participation of capital goods (39.6%) and oil (31.4%).
     Foreign Investment
     On May 4, 2006, Argentina filed a complaint against Uruguay with the International Court of Justice (the “ICJ”), alleging that Uruguay had failed to comply with the terms of the Treaty of the Uruguay River and seeking, among other measures, an injunction to the continuation of the construction of the wood pulp mills. The ICJ held a hearing on the preliminary measures request on June 8 and 9, 2006. In an order issued on July 13, 2006, the ICJ found that, under the present circumstances, the conditions for such an injunction had not been fulfilled. The ICJ also issued a separate order fixing the deadlines for written pleadings in the case: Argentina must submit its pleading no later than January 15, 2007 and Uruguay must respond by July 20, 2007.

Monetary System
     Banco Central
     Monetary Aggregates and International Reserves
     The following table sets forth the composition of Uruguay’s monetary base (in terms of Banco Central’s monetary liabilities) and international reserves assets as of the dates indicated.
Monetary Base and Banco Central’s International Reserve Assets(1)
(in millions of US$)

	As of December 31,									As of June 30,
	2001	2002		2003		2004		2005		2006(2)
Currency, including cash in vaults at banks	639.8	367.7		417.9		537.8		717.2		718.3
Others	43.5	70.5		70.4		62.9		303.1		311.8

Monetary base	683.3	438.2		488.3		600.7		1,020.3		1,030.1

Banco Central international reserve assets	3,100.0	772.0	(3)	2,086.7	(3)(4)	2,511.8	(5)	3,078.4	(6)	3,506.2 (7)

Of which gold represents	2.3	2.9		3.5		3.6		4.4		5.2

(1)	All figures are at market value as of the date indicated.

(2)	Preliminary data.

(3)	This amount does not include US$507.5 million held by the FESB at December 31, 2002, US$224.1 million at December 31, 2003.

(4)	This amount includes US$1,044.4 million of reserves and voluntary deposits of the Uruguayan banking system, including US$495.2 million of Banco de la República, with Banco Central.

(5)	This amount includes US$1,625.5 million of reserves and voluntary deposits of the Uruguayan banking system, including US$724.6 million of Banco de la República, with Banco Central.

(6)	This amount includes US$1,649.6 million of reserves and voluntary deposits of the Uruguayan banking system, including US$752.7 million of Banco de la República, with Banco Central.

(7)	This amount includes US$ 1,652.2 million of reserves and voluntary deposits of the Uruguayan banking system, including US$ 742.0 million of Banco de la República, with Banco Central.
Source: Banco Central.
     Inflation
     For the twelve months ended June 2006, consumer prices showed an increase of 6.7% while wholesale prices showed an increase of 7.3%
     The following table shows changes in the CPI and WPI for the periods indicated.

	Percent Change from
	Previous Year at Period End
	Consumer	Wholesale
	Prices	Prices
2001	3.6	3.8
2002	25.9	64.6
2003	10.2	20.5
2004	7.6	5.1
2005	4.9	(2.2)
For the 12 months ended June 30, 2006	6.7	7.3

Source:	Instituto Nacional de Estadística (INE).

     Foreign Exchange and International Reserves
     The following table shows the high, low, average and period-end peso/U.S. dollar exchange rates for the dates and periods indicated.
     The following table shows the high, low, average and period-end peso/U.S. dollar exchange rates for the dates and periods indicated.
Exchange Rates(1)
(pesos per US$)

	High	Low	Average	Period End

2001	14.768	12.495	13.317	14.768
2002	32.325	14.025	21.309	27.170
2003	29.540	26.150	28.160	29.290
2004	29.810	26.010	28.645	26.380
2005	26.250	23.150	24.406	24.100
12 months ended June 30, 2006	24.900	23.150	23.975	23.800

(1)	Daily interbank end-of-day bid rates.
Source: Banco Central.
     The Financial Sector
     Private sector deposits in the banking system continued to increase during the first half of 2006, growing from US$ 8,634 million as of December 31, 2005, to US$ 9,010 million as of June 30, 2006. Of this increase, US$ 312 million corresponds to foreign currency deposits, while US$ 65 million corresponds to domestic currency deposits. Foreign currency deposits represent 86.2% of total deposits as of June 30, 2006.
     In the same period, banking credit to the private sector remained fairly stable, showing a small increase from US$ 3,717 million as of December 2006 to US$ 3,733 million as of June 2006.
     On June 1, 2006, a group of international investors led by Advent International, an investment fund manager, completed the acquisition of 100% of the equity of Nuevo Banco Comercial from the Republic.
Public Sector Finances
     Public Sector Accounts
     Preliminary figures indicate that during the first five months of 2006 the central government’s expenditures totaled Ps. 43 billion, an increase of 3.7% in real terms compared to the same period in 2005. Due to the recovery in economic activity and increased efficiency in tax collections, revenues totaled Ps. 42.3 billion in the first five months of 2006, an increase of 9.1% in real terms as compared to the first five months of 2005.
     For the twelve months ended-May 31, 2006, the consolidated public sector had a deficit of Ps. 2.2 billion, which represented 0.5% of GDP. The overall primary balance of this period showed a surplus of 4.0% of GDP, exceeding the surplus achieved in 2005 and the 3.7% of GDP target contemplated for 2006 in the economic program agreed with the IMF. During the first five months of 2006 non-financial public sector enterprises saw their surplus (and therefore their contribution to the overall public sector surplus) decrease, largely due to the adverse impact of the price of oil on ANCAP (the state-owned oil refining company) and UTE (the state-owned electric company), which increased oil imports to offset the adverse impact on hydroelectric power generation attributable to the drought that affected the level of Uruguay’s rivers in the first quarter of 2006.
     On June 30, 2006 the Executive Power submitted its annual report on the government’s fiscal performance to Congress. This bill proposes an increase in expenditures for 2007 as compared to the level of 2007 expenditures contemplated in the five-year budget for the period (2005-2009), which is currently in force. The increased expenditures are expected to be fully funded by the increase in expected revenues resulting from higher economic activity and increased tax collections. These additional expenditures, which are essentially investments in infrastructure, are contemplated in the financial program, which targets a primary balance of 4% of GDP for 2007.
Public Sector Debt
     As of March 2006, Uruguay’s total gross public sector debt totaled US$ 14.1 billion, which represents 81% of GDP compared with 83% of GDP of December 2005.
Amortization of Gross Public External Debt
(in millions of US$)

	Outstanding	Mar.-							2013 to
	as of Mar 31,	Dec.							Final
	2006(1)	2006	2007	2008	2009	2010	2011	2012	Maturity
Central Government
Multilateral organizations	3,573	137	926	509	327	209	200	184	1,081
Bilateral creditors	90	6	7	7	7	7	7	6	43
Commercial banks	7	0	0	0	0	0	0	0	4
Treasury bills	3	0	3	0	0	0	0	0	0
Treasury bonds	5,228	281	29	61	57	138	710	28	3,925
Other creditors	0	0	0	0	0	0	0	0	0
Suppliers	7	1	1	1	1	1	1	1	2

Total	8,908	425	966	579	392	355	919	219	5,054

Banco Central
Multilateral organizations	652	17	534	84	10	2	2	2	2
Bilateral creditors	0	0	0	0	0	0	0	0	0
Commercial banks(1)	20	3	3	0	0	0	0	0	14
Central bank bills	0	0	0	0	0	0	0	0	0
Suppliers	0	0	0	0	0	0	0	0	0

Total	672	20	537	84	10	2	2	2	16

Non-Financial Public Enterprises
Multilateral organizations	151	19	22	22	22	12	10	10	34
Bilateral creditors	38	4	4	4	4	4	4	2	12
Commercial banks	12	4	1	0	0	0	0	0	5
Other creditors	0	0	0	0	0	0	0	0	0
Suppliers	376	178	7	8	7	5	1	0	170

Total	577	204	34	34	34	21	15	13	222

TOTAL	10,158	649	1,537	697	435	378	936	234	5,292

(1)	Preliminary data.

(2)	Includes Brady bonds.
Source: Banco Central.
     On June 28, 2006 the Executive Board of the International Monetary Fund (IMF) completed the fourth review under the three-year, SDR 766.25 million (about US$1,130 million) Stand-By Arrangement for Uruguay of June 8, 2005 and made SDR 85.8 million (approximately US$ 126.2 million) immediately available to Uruguay. In completing the review, the Board granted a waiver for the non-observance of the performance criterion on police pension reform and reset the deadline for compliance to end-October 2006; the modification of the performance criterion on tax reform; and the modification of the end-June 2006 monetary performance criteria and targets.